InfoSpace, Inc. 601 108th Avenue NE Bellevue, WA 98004

January 28, 2011

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re: InfoSpace, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010

Dear Ms. Collins and Ms. Kindelan:

     InfoSpace, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated January 7, 2011 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2009. Our responses to each comment are provided below. For the Staff's convenience, each comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10·K for the Year Ended December 31. 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for 2009, 2008 and 2007, page 35

1. We note from your response to our previous comment 1 that you do not consider the number of paid clicks to be a key indicator of your financial condition and operating performance. However, we note that you believe a discussion of the trend in the number of paid clicks may be helpful to investors. Please tell us your consideration of disclosing the percentage change in the number of paid clicks and the average fees per paid click. Including the percent change with your general discussion of trends would provide improved understanding of your financial results and would be material information for investors. Further, we note your reference to other companies stating that they do not disclose specific data on the number of paid clicks. Staff notes however that such companies have provided similar information in their filings with respect to the percentage increase or decrease in paid clicks or page views on a year-over-year or quarter-over-quarter basis.

     Response: The Staff's Comment 1 states that we believe a discussion of the trend in the number of paid clicks may be helpful to investors. We note that our specific response to the Staff's previous Comment 1 was that we believe that discussion of the trends for paid clicks, when combined with discussion of trends in other relevant metrics that we have disclosed as well, provides a clearer indication of the performance of the business than disclosure of specific data of any individual metrics.

     We do not believe that disclosure of the percentage change in the number of paid clicks and the average fee per click for the owned and operated search business as a whole would provide meaningful information to our investors and such disclosure may actually be misleading. The revenue on our owned and operated sites is derived from traffic from a variety of sources, and the paid click metric can be distorted by fluctuation in the mix from these multiple sources of traffic. We use the number of paid clicks and the fees per click to assess some of those sources, but for some other sources the number of paid clicks and the fees per click are not meaningful, and are thus not used by our management. Specifically, revenue from paid clicks generated by our direct marketing initiatives, which is driven primarily by the purchase of online advertisements that drive traffic to a segment of our search sites, is best assessed by considering the amount of money spent on those marketing initiatives and the return on that investment. The number of clicks and rate per click for this traffic can be very volatile, so we seek to manage this traffic by maximizing the return on our marketing spend rather than by attempting to maximize either the number of clicks or the rate per click. Because of the volatility from period to period, disclosure of the percentage change in those metrics would not help investors understand the overall performance of our owned and operated sites. Additionally, providing a percentage change for the number of paid clicks and the fees per click for all of our owned and operated sites would imply that our management uses these figures to assess and manage the performance of the overall owned and operated search business, when in fact this information is only used to assess some of the traffic to our sites, and is not used at all to assess other traffic.

     Our previous disclosures have provided the direction of trends in paid clicks and rate per click for our entire owned and operated search business. In addition, we have discussed how our direct marketing initiatives have impacted those trends. We have considered disclosing the actual percentage change in these metrics and have determined that disclosing the percentage change would overemphasize the importance of those metrics in assessing the factors that drive the financial trends in the business. After considering the Staff's comment, and because of the increasing percentage of revenue generated by our direct marketing initiatives, we will provide more detail on the sources of revenue for our owned and operated business in future filings. Beginning with our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our discussion of our owned and operated search business will include disclosures sufficient for our investors to understand and/or calculate the following information that our management uses to assess this business:

·	The percentage of owned and operated revenue driven by our direct marketing initiatives in the current period;

·	The percentage of owned and operated revenue in the comparable prior period driven by our direct marketing initiatives;

·	The percentage of owned and operated revenue that resulted from the acquisition of the Make The Web Better assets from a former distribution partner;

·	The percentage of owned and operated revenue from the comparable prior period that resulted from the acquisition of the Make The Web Better assets from a former distribution partner (which we have previously disclosed);

·	The percentage of owned and operated revenue from traffic to our sites that is not a result of the direct marketing initiatives or the Make The Web Better assets;

·	The percentage change from the comparable prior period in the owned and operated revenue from traffic to our sites that is not a result of the direct marketing initiatives or the Make The Web Better assets; and

·	For each of the elements of performance listed above, we will discuss the key factors driving these elements, any changes in them, and their contribution to our financial results.

     We believe that this information is the most appropriate set of metrics to allow our investors to view the owned and operated search business as our management views it.

2. In your response to our previous comment 2 we note you do not calculate or track the average fees per paid click for the distribution business. However you further note that the overall revenue is driven by your distribution partners and their ability to generate a volume of paid clicks. As discussed in our comment 1 above, disclosing specific information such as the change in the percentage of paid clicks would provide improved understanding of the financial results over and above the information obtained from a general trends discussion. Further providing this information by both owned and operated properties and distribution business would enhance your disclosures further as the results of the two businesses may not be the same. Please tell us your consideration in disclosing the percentage change in paid clicks for both owned and operated properties and the distribution businesses as a part of your general trend discussion.

     Response: While we collect and consider the number of paid clicks for certain traffic on our owned and operated business (as discussed above in the response to comment 1) and collect this information for the distribution business, we do not use the number of paid clicks or rate per click in assessing or managing our distribution business. Thus, we did not consider a disclosure of the percentage change in the number of paid clicks for our distribution business.

     In our previous disclosures, we have described overall changes in revenue from our distribution business in terms of trends in the volume of paid clicks because of the manner in which the distribution search business generates revenue. While this disclosure is accurate, after considering the Staff’s comments, we understand that this disclosure may have created an inference that overemphasizes the importance of the paid click metric instead of our intended emphasis on the growth of our distribution business through our ability to maintain existing partners and our ability to launch new partners. The number and value of paid clicks in our distribution business is influenced by the profile of each individual partner, including the geographic location of their end-users, how they acquire traffic (e.g., management of marketing initiatives), and their overall traffic quality. The relative value of paid clicks from our distribution partners varies widely by partner because of these factors, and as such, our management does not use the percentage change in the overall number of clicks to understand the overall revenue trend, and such information would not help our investors to do so either. Instead, we consider the composition of our distribution partners and their relative contribution to overall revenue to be more meaningful information for our investors. To address this information in our previous disclosures, we have discussed the concentration and volatility of revenue generated by our top five distribution partners. In order to provide greater insight to investors in our future filings, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our discussion of our search distribution business will include disclosures sufficient for our investors to understand and/or calculate the following information that our management uses to assess this business:

·	The percentage of distribution revenue in the current fiscal year driven by new partners launched in the current fiscal year;

·	The percentage of distribution revenue in the comparable prior period driven by new partners launched in that comparable prior period;

·	The percentage of distribution revenue driven by partners that existed prior to the current fiscal year;

·	The percentage of distribution revenue in the comparable prior period driven by partners that existed before that comparable prior period; and

·	The percentage of distribution revenue driven by our top five distribution partners in the current fiscal year and the percentage of distribution revenue driven by those partners in the comparable prior period.

     We believe that this information is the most appropriate set of metrics to allow our investors to view the search distribution business as our management views it.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

· The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted, INFOSPACE, INC.

/s/ David B. Binder David B. Binder Chief Financial Officer